November 9, 2011

Via EDGAR

Mr. Jeff Jaramillo

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Image Sensing Systems, Inc. Form 10-K Filed March 24, 2011 Form 10-Q Filed August 12, 2011 File No. 000-26056

Dear Mr. Jaramillo:

Thank you for your comment letter dated October 31, 2011 to Kenneth R. Aubrey, the President and Chief Financial Officer of Image Sensing Systems, Inc., regarding our reports identified above. We are providing this letter in response. Each of your comments is included and numbered in the same order as your letter and is followed by our response.

Form 10-K for the fiscal year ended December 31, 2010

Item 15. Exhibits and Financial Statement Schedules, page 45

1.	We note the disclosure that portions of Exhibit 2.1 are treated as confidential pursuant to a request you filed. Please tell us when you filed that request. Please also provide us with a copy of the order granting confidential treatment for the portions redacted from that Exhibit.

Response:

We filed our confidential treatment request (the “CTR”) with respect to Exhibit 2.1 with the Securities and Exchange Commission (the “Commission”) on March 6, 2008. We have a copy of the CTR stamped with the filing information. To our knowledge, the Commission has not yet responded to our CTR, and thus we are unable to provide a copy of the order granting confidential treatment.

Form 10-Q for the period ended June 30, 2011

Results of Operations, page 13

2.	Please tell us and revise future filings to explain the underlying drivers to the changes in the line items you mention. For example, you mention “lower sales” and “weakness” in Asia as offsetting revenue increases, but it is unclear what material factors drove that weakness and lower sales. Similarly, you note that your RTMS segment had “an unusually difficult first quarter,” but your disclosure in your Form 10-Q for the first quarter indicates that reduced revenue in that segment merely reflected “ the variable nature of [your] product sales . . . in [your] seasonally slowest quarter.”

Response:

Regarding the discussion of Asian revenue in the Results of Operations on page 13, our lower sales were driven by decreased order volume. We had a difficult time discerning the exact drivers of decreased orders but believe it was a combination of a management transition and increased product or price competition from new competitors. However, it is difficult for us to pinpoint or weigh the importance of the factors.

Mr. Jeff Jaramillo

United States Securities and Exchange Commission

November 9, 2011

Regarding the RTMS segment in the Results of Operations sections noted, we believe our discussion between the two periods is not in conflict. Our 2011 first quarter narrative highlights that the Company’s revenue is normally lower relative to other periods due to the seasonality we typically experience in our first quarter. We have seasonality, as it is winter in most of our markets, and road projects are fewer in that period. In addition, our business can be “variable” or, as we sometimes say, “lumpy”. Because of our small scale, changes in the timing of recognizing larger sales can have a noticeable impact on any quarter’s revenue. The first quarter of 2011 was such a quarter, as it was low due to seasonality and we also believe we experienced this negative variability, driving revenue still lower. Our 2011 second quarter discussion was not inconsistent, as we believe it was “unusually difficult” to experience both seasonality and negative variability in the same quarter.

As applicable, we will revise our disclosure in the portion of our future filings entitled “Results of Operations” to explain the underlying drivers to the changes in the line items we mention. As an example, the first paragraph beginning after the table on the bottom of page 13 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 in the section entitled “Results of Operations” would read as follows (the changes that would be made to the disclosure in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 are underlined):

Revised Disclosure:

Total revenue increased to $8.1 million in the three-month period ended June 30, 2011 from $6.6 million in the same period in 2010, an increase of 23.1%, and to $14.2 million in the first half of 2011 from $12.0 million in the same period in 2010, an increase of 18.9%. Royalties decreased to $3.0 million in the second quarter of 2011 from $3.2 million in the same period of 2010, a decrease of 5.3%, and they decreased to $5.7 million in the first half of 2011 from $5.8 million in the same period in 2010, a decrease of 1.1%. Product sales increased to $5.1 million in the second quarter of 2011 from $3.4 million in the same period in 2010, an increase of 49.7%, and they increased to $8.5 million in the first half of 2011 from $6.2 million in the same period in 2010, an increase of 37.4%. The increases in product sales in both the quarter and first half of 2011 were due predominantly to the addition of the CitySync product line for which we first recorded revenue in June 2010. This was offset partially in the first half of 2011 by decreased revenue in Asia due to lower sales volume, some of which is attributable to a management transition and increased product or price competition. Revenue for the Autoscope segment decreased in the three-month period ended June 30, 2011 to $3.7 million from $4.2 million in 2010 and in the first half of 2011 to $6.8 million from $7.2 million in 2010 and is reflective of lower sales in Asia. Revenue for the RTMS segment increased in the three-month period ended June 30, 2011 to $3.1 million in 2011 from $2.1 million in 2010 and decreased in the first half of 2011 to $4.1 million from $4.5 million in 2010. The second quarter increase in RTMS product sales is a result of a partial recovery from a difficult first quarter of 2011, in which sales volumes had negative variability in addition to the normal seasonal impact.

We hereby acknowledge to the Commission that:

•	Image Sensing Systems, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Image Sensing Systems, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeff Jaramillo

United States Securities and Exchange Commission

November 9, 2011

We appreciate the opportunity to respond to the Commission’s comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses. You may feel free to contact me at (651) 603-7700.

Sincerely,

Image Sensing Systems, Inc.

By: /s/ Gregory R. L. Smith

Gregory R. L. Smith

Its Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

cc:	Troy Johnson, Grant Thornton LLP
Michele D. Vaillancourt, Winthrop & Weinstine, P.A.